W- Candy, Inc.
                          9770 S Military Trail, # B 7
                             Boynton Beach, FL 33436

                            telephone (561) 756-0929


                                                     March 9, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Michael Moran, Branch Chief
                  Robert Burnett, Staff Accountant


    Re:      W-Candy, Inc. (the "Company")
             Response to Comment letter dated December 26, 2006 re Form 10-KSB

Ladies and Gentlemen:

         Reference is made to the Staff's comments under cover of its letter dated December 26, 2006 on the above-referenced filing.

         The following numbered responses correspond to the Staff's numbered comments in its December 26, 2006 letter.

         In response to the Staff's comments, please be advised as follows:


Report of Independent Registered Public Accounting Firm, page 8

1. In future filings please have your auditors revise the fourth paragraph of their report to correct the Note references with respect to going concern disclosures.

In future filings our auditors report will include the proper note references regarding going concern disclosures.

Preferred Stock

2. In future filings please expand the footnotes to the financial statements to include a footnote explaining the terms of the preferred stock. Information about the convertibility appears to be material and impact earnings (loss) per share disclosure. In addition, dividend information should be disclosed in future filings.

In future filings the company will expand the footnotes to the financial statements to include the terms of the preferred stock and all pertinent information regarding said preferred stocks convertibility and all information regarding dividends.


Change in Accountants, Item 8, page 16

3. You disclose that you had a change in accountants in September 2005; however you do not provide all of the required disclosures. Also, Commission rules do not permit you to provide this disclosure in a Form 10-KSB filing, you must file a Form 8-K. The Form 8-K should include all of the disclosures required by Item 304 of Regulation S-B, including a letter from the former auditor accountants stating, if true, that they agree with the disclosures. We may have additional comment after we review the Form 8-K.

An 8-K announcing the change in auditors was filed on January 22, 2006.

General

4. In Future filings, please include your Commission File number on the cover of the document. Your file number is shown on page 1 of this letter.

In future filings will include our Commission File number, 333-103363, on the cover of the document

5. The cover of your form 10-KSB includes disclosure regarding a market for limited partnership interest f the Registrant. In future filings please consider the appropriateness of this disclosure.

In future filings we will remove the disclosure regarding a market for limited partnership interest of the Registrant.

 We note that:

o We are responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o We may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

         We trust the foregoing sufficiently responds to the Staff's comments. If you have any further questions or comments, please contact the undersigned at 561-756-0929


                                   Very truly yours,


                                   /s/ Brian Shenkman
                                   CEO and Principal Executive Officer